SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

__________

SCHEDULE 13D

Rule 13d-101

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 15)*

Agilysys, Inc.
(Name of Issuer)
Common Stock, without par value
(Title of Class of Securities)
00847J105
(CUSIP Number)
Howard M. Berkower, Esq. McCarter & English, LLP 245 Park Avenue New York, New York 10167 (212) 609-6800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 12, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
MAK Capital One L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER
7,056,934

9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER
7,056,934

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
7,056,934

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.9%

14.	TYPE OF REPORTING PERSON OO

2

CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
Michael A. Kaufman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
7,056,934

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
7,056,934

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
7,056,934

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.9%

14.	TYPE OF REPORTING PERSON IN

3

CUSIP NO.:  00847J105

1.	NAME OF REPORTING PERSONS

MAK Capital Fund LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  ☒   (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,424,973

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,424,973

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,424,973

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.0%

14.	TYPE OF REPORTING PERSON

PN

4

CUSIP NO.:  00847J105

1.	NAME OF REPORTING PERSONS

MAK-ro Capital Master Fund LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  ☒   (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,859,675

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,859,675

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,859,675

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%

14.	TYPE OF REPORTING PERSON

PN

5

1.	NAME OF REPORTING PERSONS

Paloma International L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  ☒   (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,772,286

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,772,286

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,772,286

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%

14.	TYPE OF REPORTING PERSON

PN

6

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

S. Donald Sussman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  ☒   (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,772,286

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,772,286

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,772,286

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%

14.	TYPE OF REPORTING PERSON

IN

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This statement is filed with respect to the shares of the common stock, without par value (the "Common Stock"), of Agilysys, Inc., an Ohio corporation (the "Issuer"), beneficially owned by the Reporting Persons (as defined below) as of May 12, 2015 and amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 1, 2008, as previously amended (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D are: MAK Capital One L.L.C., a Delaware limited liability company (“MAK Capital”), MAK Capital Fund LP, a Bermuda Islands limited partnership (“MAK Fund”), MAK-ro Capital Master Fund LP, a Cayman Islands limited partnership (“MAK-ro Fund”), Michael A. Kaufman, a United States citizen (“Mr. Kaufman”), Paloma International L.P., a Cayman Islands exempted limited partnership ("Paloma"), and S. Donald Sussman, a United States citizen (“Mr. Sussman” and, collectively with MAK Capital, MAK Fund, Mak-ro Fund, Mr. Kaufman, and Paloma, the "Reporting Persons").

The Reporting Persons collectively beneficially own 7,056,934 shares of Common Stock, representing 30.9% of the outstanding shares of Common Stock.  MAK Fund individually owns 3,424,973 shares of Common Stock, representing 15.0% of the outstanding shares of Common Stock. MAK-ro Fund individually owns 1,859,675 shares of Common Stock, representing 8.1% of the outstanding shares of Common Stock. Paloma individually owns 1,772,286 shares of Common Stock, representing 7.8% of the outstanding shares of Common Stock.  Paloma holds its shares of Common Stock through its subsidiary, Sunrise Partners Limited Partnership, a Cayman Islands exempted limited partnership.

This amendment is being filed to report a change in the investment purposes of the group of Reporting Persons. The aggregate holdings of Common Stock by the group of Reporting Persons has not changed since the group of Reporting Persons filed its Schedule 13D/A on November 18, 2013.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of Schedule 13D is hereby amended as follows:

With respect to the actions specified in clause (d) of Item 4 of Schedule 13D, the Reporting Persons are now considering whether to pursue various courses of action related to the Issuer’s present Board of Directors, including, without limitation, considering the election of replacement independent directors, proposing alternative nominees for director positions, and engaging in a proxy contest with respect thereto.

The Reporting Persons do not currently seek to have more than one individual affiliated with the Reporting Persons elected to the Issuer’s Board of Directors. The Reporting Persons currently intend that should they nominate candidates for the Issuer’s Board of Directors, any such nominees will be independent of the Reporting Persons, other than one director affiliated with the Reporting Persons. Such director is currently Michael A. Kaufman.

There can be no assurance as to whether the Reporting Persons will take any action with respect to the matters described in the immediately preceding two paragraphs or any of the items enumerated in the Schedule 13D instructions to this Item 4, nor as to the outcome of any such matters.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

Exhibit A – Joint Filing Agreement (incorporated by reference to Exhibit B to the Reporting Persons’ Schedule 13D/A filed on November 18, 2013).

Exhibit B – Power of Attorney executed May 9, 2006 by S. Donald Sussman (incorporated by reference to Exhibit C to the Reporting Persons’ Schedule 13D/A filed on February 1, 2010).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned each certify that the information with respect to it set forth in this statement is true, complete and correct.

Date: May 12, 2015

MAK CAPITAL ONE L.L.C.

By:	/s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

MAK CAPITAL FUND LP

By:	MAK GP LLC, general partner

By:	/s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

MAK-RO CAPITAL MASTER FUND LP
By:	MAK GP LLC, general partner

By:	/s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

By:	/s/ Michael A. Kaufman
MICHAEL A. KAUFMAN

PALOMA INTERNATIONAL L.P.

By:	Paloma Partners Management Company, general partner

By:	/s/ Douglas W. Ambrose
Douglas W. Ambrose Executive Vice President

S. DONALD SUSSMAN

By:	/s/ Douglas W. Ambrose
Douglas W. Ambrose, Attorney-in-Fact

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EXHIBIT A

10

EXHIBIT B

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